Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. (“Company”) announces to the market that concluded, in October 31, 2018, the sale of its participation interest in Gerdau Hungria KFT Y CIA Sociedad Regular Colectiva, a subsidiary of the Company located in Spain and owner of 98,89% of Gerdau Steel India Ltd. shares, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd, as announced to the market in August 27, 2018. This sale involves 100% of the operations and assets in India, including the special steel industrial unit located in Tadipatri, with annual installed capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled steel.

São Paulo, November 01, 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer